

02032686

24-3820

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 5 TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

REC'D
MAY X 2002
OSBR

FIRST NATIONAL CORPORATION OF WYNNE
(Exact Name of Issuer as Specified in Its Charter)

ARKANSAS
(State of Incorporation)

528 East Merriman, Wynne, Arkansas 72396
870/238-2361

RECD S.E.C.

MAY 9 2002

080

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Issuer's Principal Executive Offices)

Mr. John Ed Gregson
First National Corporation of Wynne
528 East Merriman, Wynne, Arkansas 72396
870/238-2361

(Name, address, including zip code, and telephone number, including area code,
of agent for service)

6022	71-0605503	PROCESSED
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)	MAY 1 0 2002

℗ THOMSON
FINANCIAL

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. __X__

PART I
NOTIFICATION

Item 1. Significant Parties.

(a) and (b)   List the full names and business and residential addresses, as applicable, for the Issuer's directors and officers:

Name	Residence Address	Business Address
John Ed Gregson President and CEO Director	11807 Horseshoe Circle Wynne, AR 72396	528 East Merriman Wynne, AR 72396
Bobby Caldwell Director	1221 Hamilton Wynne, AR 72396	P.O. Box 789 Wynne, AR 72396
Danny Clements Director	2106 Crafts Lane Jonesboro, AR 72401	2106 Crafts Lane Jonesboro, AR 72401
Joseph W. Dugan Director	1410 East Poplar Wynne, AR 72396	P.O. Box 249 Wynne, AR 72396
Larry Lawson Director	1113 Hamilton Wynne, AR 72396	P.O. Box 518 Wynne, AR 72396
Stephen B. Meyer, Jr. Director	1145 Hamilton Wynne, AR 72396	P.O. Box 1045 Wynne, AR 72396
Clarence Bryan Moery, Jr. Director	1600 Hamilton Wynne, AR 72396	P.O. Box 1025 Wynne, AR 72396
W.D. Stewart, Jr. Director	1105 Hwy 64 East Wynne, AR 72396	P.O. Box 554 Wynne, AR 72396
Paul Hall Officer of Subsidiary Bank	1763 Peterson Road Wynne, AR 72396	428 East Merriman Wynne, AR 72396
Harold W. Hardwick Officer of Subsidiary Bank	406 Dial Circle Brinkley, AR 72021	P. O. Box 249 Wynne, AR 72396

(c)   List the full names and business and residential addresses, as applicable, for the Issuer's general partners:

Not applicable.

(d)   List the full names and business and residential addresses, as applicable, for the record owners of 5% or more of any class of the Issuer's equity securities:

Doyl E. and Aletha A. Brown
1314 E. Hamilton
Wynne, Arkansas 72396

The First National Bank of Wynne
Employee Stock Ownership Plan
c/o Trust Dept.
P.O. Box 129
Wynne, Arkansas 72396

(e)   List the full names and business and residential addresses, as applicable, for the beneficial owners of 5% or more of any class of the Issuer's equity securities:

See (d) above.

(f)   List the names and business and residential addresses, as applicable, for the promoters of the Issuer.

Not applicable.

(g)   List the full names and business and residential addresses, as applicable, for the affiliates of the Issuer:

The Company's sole affiliate is its subsidiary bank, The First National Bank of Wynne, Wynne, Arkansas, which has the same address as the Company, and to the extent they are considered affiliates under Rule 405, see names of officers and directors of the Issuer in response to items (a) and (b) above.

(h)   List the full names and business and residential addresses, as applicable, for the counsel to the Issuer with respect to the proposed offering:

Gerrish & McCreary, P.C.
700 Colonial, Suite 200
Memphis, Tennessee 38117
Attn: Robert L. Ducklo III

(i) List the full names and business and residential addresses, as applicable, for each underwriter with respect to the proposed offering:

Not applicable.

(j) List the full names and business and residential addresses, as applicable, for the underwriter's directors:

Not applicable.

(k) List the full names and business and residential addresses, as applicable, for the underwriter's officers:

Not applicable.

(l) List the full names and business and residential addresses, as applicable, for the underwriter's general partners:

Not applicable.

(m) List the full names and business and residential addresses, as applicable, for the counsel to the underwriter:

Not applicable.

Item 2. Application of Rule 262.

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales.

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered.

(a) None.

(b) The Common Stock to be offered by the Issuer in its Dividend Reinvestment Plan will be offered to the Issuer's existing security holders, who reside in the states of Arkansas, District of Columbia, Florida, Georgia, Kentucky,

Louisiana, Michigan, Mississippi, New York, Oregon, Tennessee, Texas, and Virginia. The Dividend Reinvestment Plan and any shares of Common Stock sold by the Issuer to such plan are being offered to existing security holders of the Issuer by delivery of the final Offering Circular by United States Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year.

None.

Item 6. Other Present or Proposed Offerings.

The Issuer, as a bank holding company, is continuously reviewing opportunities for the acquisition of other banks and/or bank holding companies which might be acquired with cash or common stock of the Issuer. No offer has been made to acquire an entity for common stock of the Issuer, and the Board of Directors is not presently contemplating an offer of such common stock.

Item 7. Marketing Arrangements.

None.

Item 8. Relationship With Issuer of Experts Named in Offering Statement.

Not applicable.

Item 9. Use of a Solicitation of Interest Document.

None.

AVAILABLE INFORMATION

The Company intends to make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information. The Company will not be required to file periodic reports with the Securities and Exchange Commission as a result of this offering.

PART II - OFFERING CIRCULAR

OFFERING CIRCULAR

FIRST NATIONAL CORPORATION OF WYNNE
DIVIDEND REINVESTMENT PLAN

20,000 shares of Common Stock
$10.00 par value per share

TO THE STOCKHOLDERS OF FIRST NATIONAL CORPORATION OF WYNNE:

We are pleased to provide you this Offering Circular describing the First National Corporation of Wynne Dividend Reinvestment Plan (the "Plan") for the stockholders of First National Corporation of Wynne (the "Company"). The Plan offers our stockholders who own common stock the opportunity to automatically reinvest the cash dividends from your First National Corporation of Wynne Common Stock (the "Common Stock") in the purchase of additional shares of the Common Stock. No brokerage commissions, fees or service charges will be paid by stockholders participating in the Plan for purchases made under the Plan. Investment in the Common Stock of the Company may involve certain risks. See "Risk Factors."

Dividends will be reinvested on a semi-annual basis as paid. The Plan will purchase shares of Common Stock from the Company as described herein.

You may enroll in the Plan by completing the enclosed Authorization Form and returning it to The First National Bank of Wynne, Attention: Dividend Reinvestment Plan Administrator. Stockholders enrolled in the Plan will continue in the Plan unless they notify the Plan Administrator in writing that they wish to withdraw from participation.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends by check, if and when such dividends are declared.

Additional information about the Plan is provided in question and answer form in this Prospectus. Should additional questions arise, please contact us.

Sincerely,

John Ed Gregson
President

This Offering Circular relates to 20,000 shares of Common Stock of the Company, $10 par value per share, registered for sale under the Plan. Please retain this Offering Circular for future reference.

FIRST NATIONAL CORPORATION OF WYNNE
528 East Merriman
Wynne, Arkansas 72396
(870) 238-2361

20,000 Shares of Common Stock

All the shares of Common Stock offered hereby are being sold by First National Corporation of Wynne (the "Company"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Company does not intend to list the Common Stock on any securities exchange or quotation system. The offering price will be determined as set forth in the Dividend Reinvestment Plan, attached hereto as Exhibit A. It is anticipated that approximately 20,000 shares will be offered.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The shares of Common Stock of the Company offered hereby do not represent deposits of First National Bank of Wynne and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to the Company (1)(2)
Per Share	$ (1)	$ None	$ (1)
Total	$ (1)	$ None	$ (1)

(1)   Authorized unissued shares of the Company's Common Stock purchased through the Plan from the Company will be purchased at the "calculated market value," which will be calculated pursuant to the book value of the Company excluding gains or losses in the Company's available-for-sale securities. The book value (excluding gains or losses in the Company's available-for-sale securities) of the Company as of the end of the first calendar quarter or the end of the third calendar quarter, as applicable, will be the purchase price per share for the dividend paid in the month following the calendar year end or the end of the first two calendar quarters. See "PURCHASES".

(2)   Before deducting expenses of this offering, including legal, accounting, printing and mailing expenses, which are estimated to be approximately $2,500.

The date of this Offering Circular is _____, 2002

TABLE OF CONTENTS

This Offering Circular contains all of the representations by the Company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

This Offering Circular, together with financial statements and other attachments, consists of a total of ___ pages.

AVAILABLE INFORMATION

First National Corporation of Wynne's principal executive offices are located at 528 East Merriman, Wynne, Arkansas 72396, and its telephone number is (870) 238-2361.

The Company has filed with the Securities and Exchange Commission a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Common Stock offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission.

The Offering Statement may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Copies of such material also may be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Washington, DC 20549.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Offering Circular.

The Company

First National Corporation of Wynne (the "Company"), an Arkansas corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is the bank holding company which owns all the issued and outstanding stock of First National Bank of Wynne (the "Bank"). See "INFORMATION REGARDING THE COMPANY."

The Bank

The Bank is a national banking association headquartered in Wynne, Arkansas. The Bank engages in commercial banking and related businesses from its main office in Wynne and branches in Forrest City, Cherry Valley and Wynne, Arkansas. See "INFORMATION REGARDING THE COMPANY - BUSINESS AND COMPETITION."

Common Stock

The Company is offering up to 20,000 shares of its Common Stock, par value $10.00 per share (the "Common Stock"), to stockholders of the Company pursuant to voluntary participation by the stockholders in the Company's Dividend Reinvestment Plan. Purchases of the Common Stock by the Plan in the month following the payment of any dividend will be at a price equal to the per share book value (excluding gains or losses in the Company's available for sale securities) of the Company at the end of the previous calendar year or the end of the first two calendar quarters, as applicable, multiplied by the ratio of the appraised price per share from the most recently available previous annual appraisal as of year end to the book value per share of the Company at the most recent year end. See "INFORMATION REGARDING THE COMPANY - DESCRIPTION OF COMMON STOCK" and "DIVIDEND REINVESTMENT PLAN - PURCHASES."

Dividend Reinvestment Plan

The Company is offering a Dividend Reinvestment Plan (the "Plan") to its stockholders as a convenient way to invest their cash dividends in shares of Common Stock of the Company. See "DIVIDEND REINVESTMENT PLAN."

Use of Proceeds

The net proceeds from the sale of any Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investment in, extensions of credit or advances to, the Company's banking subsidiary. See "INFORMATION REGARDING THE COMPANY - USE OF PROCEEDS."

Participation

A stockholder of the Company who desires to participate in the Dividend Reinvestment Plan should complete the Authorization Form for Dividend Reinvestment Plan as set forth in Appendix II to this Offering Circular. See "DIVIDEND REINVESTMENT PLAN - PARTICIPATION."

Risk Factors

A stockholder of the Company considering participation in the Plan should review the risk factors associated with investment in the Common Stock of the Company. **Shares of Common Stock of the Company do not represent deposits in the Bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency. See "Risk Factors."**

(Remainder of page intentionally left blank.)

DIVIDEND REINVESTMENT PLAN

The provisions of the First National Corporation of Wynne Dividend Reinvestment Plan (the "Plan") are discussed in question and answer form below. Holders of shares of First National Corporation of Wynne (the "Company") Common Stock (the "Common Stock") who do not wish to participate in the Plan will continue to receive cash dividends by check, if and when declared, as in the past. Stockholders owning shares of the Company's Common Stock who do wish to participate in the Plan will need to provide the Company an Authorization Form as discussed below.

The following description does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Plan, a copy of which is attached as Appendix I to this Offering Circular and is incorporated herein by reference. All recipients of this Offering Circular are urged to read the Plan in its entirety.

PURPOSE

1. **What is the purpose of the Plan?** The purpose of the Plan is to provide owners of the Company's Common Stock with a convenient way to invest cash dividends in shares of Common Stock without any deduction for brokerage commissions, service charges or other expenses.

    The Plan provides that original issue shares of Common Stock will be purchased from the Company for the accounts of participants whereby the Company would receive additional funds for general corporate purposes.

ADVANTAGES

2. **What are the advantages of the Plan?** The participants in the Plan may:

    - Invest dividends on all or a part of the shares of the Company's Common Stock registered in their names automatically without specifically having to take action at each dividend payment date.

    - Invest the full amount of dividends since the Plan permits fractional interests in the shares of Common Stock held in the Plan.

    - The individual stockholders will not incur any brokerage fees and commissions for purchases under the Plan.

    - Avoid cumbersome safekeeping requirements through the free custodial service for shares purchased through the Plan.

    - Avoid record keeping cost and inconvenience through the free reporting provisions of the Plan.

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PARTICIPATION

3.   **Who is eligible to participate?** All record holders of shares of the Company's Common Stock are eligible to participate in the Plan. Stockholders eligible to participate who wish to participate with respect to less than all of their shares may do so by entering the number of shares as to which they wish to participate on the Authorization Form.

4.   **How does an eligible stockholder become a participant?** An eligible stockholder may join in the Plan by signing the Authorization Form and returning it to the Plan Administrator. A return envelope is provided for this purpose. An Authorization Form is enclosed with this Prospectus and additional forms may be obtained at any time by written request to the Corporate Secretary, The First National Bank of Wynne, P.O. Box 129, Wynne, Arkansas 72396.

5.   **When may a stockholder join the Plan?** An eligible stockholder may join the Plan at any time.

If an Authorization Form specifying reinvestment of dividends is received by the Plan Administrator five (5) days before the record date is established for payment of a particular dividend, reinvestment will commence with that dividend payment. If the Authorization Form is received after that date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

The usual semi-annual dividend payment dates for the Company are in January and July. The first anticipated dividend payment date in 2002 for the Company's Common Stock for which the Dividend Reinvestment Plan will be available will be July, 2002. The Dividend Record Date for determining stockholders who receive dividends normally precedes the Dividend Payment Date by one week.

6.   **What does the Authorization Form provide?** The Authorization Form allows the stockholder to indicate whether or not and the extent to which he or she desires to participate in the Plan, by checking the appropriate boxes. It allows the stockholder to indicate whether he or she wishes to reinvest dividends paid on all or some portion of the shares of the Company's Common Stock registered in the participant's name.

Dividends on all Shares of Common Stock purchased for each participant's account under the Plan will be automatically reinvested in additional shares of Common Stock.

7.   **What additional steps must an eligible stockholder take in order to invest dividends received with respect to less than all the shares of Common Stock held in his or her name?** In order to facilitate the record keeping required by the Plan, stockholders wishing to invest only part of the dividends they receive may be required to deliver to the Plan Administrator the certificates representing shares with which the stockholder wishes to participate. Separate certificates would then be issued; one certificate for those shares on which the dividends are to be invested pursuant to the Plan and a second certificate for those shares on which the stockholder

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will continue to receive dividends directly in cash. Participants will be notified if it becomes necessary to implement this procedure.

8. **May a participant change the amount of participation after enrollment?** If a participant elects to participate through the reinvestment of dividends on all shares registered in the participant's name but later decides to participate with respect to only a portion of the shares registered in the participant's name, the participant must notify the Plan Administrator in writing to that effect, but such notification must be received no later than fifteen (15) days before a particular Dividend Record Date in order to stop the full reinvestment of the corresponding dividend. (See numbers 7 above and 22 below).

9. **Is a stockholder participating with all the shares of Common Stock held in his or her name required to deliver stock certificates to the Plan Administrator?** No. A stockholder participating in the Plan with respect to all of his or her shares will not be required to deliver certificates to the Plan Administrator now or in the future unless such stockholder changes the amount of participation to less than all the shares held in his or her name. (See Numbers 7 and 8 above.)

ADMINISTRATION

10. **Who administers the Plan for participants?** The First National Bank of Wynne, Wynne, Arkansas (the "Plan Administrator") administers the Plan for participants, arranges for the custody of share certificates, keeps records, sends statements of account to participants and performs other clerical duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by the Plan Administrator and registered in the name of a nominee as agent for the participants in the Plan.

COSTS

11. **Are there any expenses to the participants in connection with purchases under the Plan?** No. No brokerage commissions or fees will be charged for purchases of shares made through the Plan directly from the Company. In addition, all costs of administration of the Plan will be paid by the Company.

PURCHASES

12. **What will be the price of shares of Common Stock purchased under the Plan?** The original issue shares of Common Stock to be purchased through the Plan from the Company will be purchased at the calculated market value. Due to the limited number of trades, if any, in the market which establish a market price for the Company's Common Stock, the price per share for shares purchased will be calculated pursuant to the book value (excluding gains or losses in the Company's available-for-sale securities) of the Company. Shares purchased for the Plan with dividends paid after the first or second half of any calendar year will be purchased at a price equal

to the per share book value (excluding gains or losses in the Company's available-for-sale securities) of the Company at the end of the first calendar quarter or the end of the third calendar quarter, as applicable. Only the shares that may be sold by the Company to participants under the Plan are the subject of this Offering Circular.

The Company intends to make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and a quarterly report at the end of the first three calendar quarters containing certain unaudited financial information. Receipt of this information will inform participants of the book value per share of Common Stock. The Company anticipates that participants will receive such information more than 15 days prior to each record date. The purchase price to be paid for shares to be acquired with the July dividend, if any, will be based on the book value (excluding gains or losses in the Company's available-for-sale securities) at the end of the first calendar quarter of the current year as set forth in this Offering Circular. The purchase price to be paid for shares to be acquired with the January dividend, if any, will be based on the book value (excluding gains or losses in the Company's available-for-sale securities) at the end of the third calendar quarter of the preceding year.

13. **How many shares of Common Stock will be purchased for participants?** If you become a participant in the Plan, the number of shares to be purchased depends on the amount of your dividends, and the calculated market value based on the book value (excluding gains or losses in the Company's available-for-sale securities) for the Common Stock. Your account will be credited with that number of shares, including fractions computed to four (4) decimal places, equal to the total amount invested by you, divided by the average purchase price per share paid for all shares purchased for the Plan resulting from a specific dividend on the Company's Common Stock.

14. **When the Company sells original issue shares to participants, when will shares of Common Stock be purchased under the Plan?** Cash dividends on shares of Common Stock will be applied to the purchase of additional shares of Common Stock on Dividend Payment Dates. Participants will become owners of the shares purchased for them under the Plan at the Purchase Date on which such shares are purchased; however, for federal income tax purposes the holding period will commence on the following day. (See number 16 below regarding distribution of dividends if shares are not purchased.)

15. **Will certificates be issued for shares of Common Stock under the Plan?** Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. All shares purchased will be held by a nominee of and for the benefit of Plan participants. The number of shares purchased for each participant's account under the Plan will be shown on a statement of account. This feature protects against loss, theft or destruction of stock certificates.

Certificates for any number of full shares credited to each participant's account under the Plan will be issued without charge upon each participant's written request. (See number 22 below for

7

instructions on certificate issuance). If a participant remains in the Plan, any remaining full shares and fractional interests will continue to be credited to each participant's account.

The shares credited to the account of a participant under the Plan may not be pledged as collateral security for a loan or other obligation of a participant. A participant who wishes to pledge such shares must request that certificates for such shares be issued in the participant's name. Certificates representing fractional interest will not be issued under any circumstances.

16. **How long will dividends be held in the Plan if no shares of Common Stock are available for purchase?** The Company will make every reasonable effort to reinvest all dividends promptly after receipt, and the Company is not aware of any reason that dividends could not be reinvested promptly. However, if for any unforeseen reason the dividends cannot be reinvested in Common Stock by the end of forty-five (45) days after the Dividend Payment Date, the Company will distribute the uninvested dividends to the participants.

REPORTS TO PARTICIPANTS

17. **What kind of reports will be sent to participants in the Plan?** As soon as practical after each purchase each participant will receive a statement of account showing the total number of shares held in his or her account, the amount of dividends received on the shares held in his or her account, the amount invested on his behalf, the number of shares purchased, the price per share and the date of acquisition of the shares. In addition, each participant will continue to receive copies of the Company's annual and other periodic reports to stockholders, proxy statements and information for income tax reporting purposes.

ANNUAL AMENDMENTS TO OFFERING CIRCULAR AND
ANNUAL AND QUARTERLY INFORMATION TO STOCKHOLDERS

18. **How will participants be informed of changes in the book value per share (excluding gains or losses in the Company's available-for-sale securities) of the Common Stock to calculate the Purchase Price?** The Company will make available to its stockholders annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information.

DIVIDENDS

19.   **Will participants be credited with dividends on shares held in their accounts under the Plan?** Yes. The Plan Administrator will receive dividends for all shares held in the Plan on the Dividend Record Date and will credit such dividends to participants' accounts on the basis of full shares and fractional interests credited to those accounts. Such dividends will be automatically reinvested in additional shares of Common Stock, credited on the payable date of the dividend.

DISCONTINUATION OF PARTICIPATION

20.   **How does a participant discontinue the reinvestment of dividends under the Plan?** A participant may discontinue the reinvestment of dividends under the Plan on all or part of the shares with respect to which he or she originally elected to participate in the Plan by notifying the Plan Administrator in writing to that effect. To be effective for any given Dividend Payment Date, notice of withdrawal must be received fifteen (15) days before the Dividend Record Date. Any notice of withdrawal received less than fifteen (15) days prior to a Dividend Record Date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the participant's Plan account.

Participants who decide to discontinue participation have the options of: (i) complete or partial withdrawal from the automatic dividend reinvestment feature; or (ii) complete withdrawal from the Plan.

21.   **What happens to a participant's shares in the Plan in the event of death or legal incompetency?** Upon receipt by the Plan Administrator of notice of death or adjudication of incompetency of a participant, no further purchases of shares of Common Stock will be made for the account of such participant. The shares and any cash held by the Plan for the participant will be delivered to the appropriate designated person upon receipt of evidence satisfactory to the Plan Administrator of the appointment of a legal representative and instructions from such representative regarding delivery.

WITHDRAWAL OF SHARES IN PLAN ACCOUNTS

22.   **How may a participant withdraw shares purchased under the Plan?** A stockholder who has purchased shares of the Company's Common Stock under the Plan may withdraw all or a portion of such shares from his Plan account by notifying the Plan Administrator in writing to that effect and specifying in the notice the number of shares to be withdrawn. This notice should be mailed to:

> The First National Bank of Wynne
> P. O. Box 129
> Wynne, Arkansas 72396
> Attention: Corporate Secretary

Certificates for whole shares of Common Stock so withdrawn will be registered in the name of and issued to the Participant. In no case will certificates representing fractional interests be issued. Any notice of withdrawal received less than fifteen (15) days prior to a Dividend Record Date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the participant's Plan account.

23. **What happens to any fractional interest when a participant withdraws all shares from the Plan?** In lieu of a certificate for any fractional interest, a participant will receive cash in an amount equal to the last per share purchase price of Common Stock purchased for the Plan on the latest Purchase Date prior to the effective date of the withdrawal multiplied by the fractional interest. The amount of cash for any fractional interest together with certificates for whole shares will be mailed directly to the withdrawing participant by the Plan Administrator.

24. **How may a participant transfer shares held in his account under the Plan?** A participant who wishes to transfer his shares held in his account under the Plan must first withdraw those shares from the Plan, following the procedure set out in number 22 above.

    Upon receipt of certificates for such shares, the participant may transfer such shares exactly as he or she would any other securities.

    Shares credited to the account of a participant may not be assigned or pledged. If a participant desires to assign or pledge the full shares credited to the participant's account, a request for those shares to be issued in the participant's name must be delivered to the Plan Administrator as discussed above.

25. **What happens when a participant who is reinvesting the cash dividends on all or part of the shares registered in the participant's name sells or transfers a portion of such shares?** If a participant who has reinvested the cash dividends on all or part of the shares of Common Stock in his or her name disposes of a portion of those shares with respect to which he or she is participating in the Plan, the Company will continue to reinvest the dividends on the remainder of such shares.

    If a participant disposes of all shares of the Company's Common Stock registered in his or her name, the Plan Administrator will, unless the participant also withdraws all shares in his or her account under the Plan, continue to reinvest the dividends on the shares held in his or her Plan account.

OTHER INFORMATION

26. **Who is offering the Common Stock to Plan participants?** The Company, First National Corporation of Wynne, is offering the Common Stock to Plan participants.

27. **What happens if the Company has a Common Stock rights offering, issues a stock dividend or declares a stock split?** Participation in any rights offering will be based upon both the shares registered in a participant's name and the shares (including fractional interests) credited to a participant's Plan account. Any stock dividend or shares resulting from stock splits with respect to full shares and fractional interests credited to a participant's account will be credited to such account.

28. **How will a participant's Plan shares be voted at a meeting of stockholders?** All shares of Common Stock credited to a participant's account under the Plan will be voted as the participant directs. If on the record date for a meeting of stockholders there are shares credited to the participant's account under the Plan, the participant will be sent the proxy material for such meeting. When the participant returns in a timely fashion an executed proxy, it will be voted in respect to all shares credited to the participant. All such shares may be voted in person at the Stockholders' Meeting.

29. **What are the Federal Income Tax consequences of participation in the Plan?** To the extent distributions by the Company to its stockholders are treated as made from the Company's earnings and profits, the distributions will be dividends taxable as ordinary income for federal income tax purposes. The Company has sufficient earnings and profits that participants can expect that the full amount of any distribution under the Plan will be currently taxable to the participants as dividends.

The full amount of dividends reinvested will, in the case of corporate stockholders, be eligible for the dividends received deduction available under the Internal Revenue Code, which will allow corporate stockholders to exclude seventy percent (70%) of their dividends for federal income tax purposes. The dividends received deduction is increased to eighty percent (80%) if a corporate stockholder owns twenty percent (20%) or more of the Company's Common Stock.

In the case of foreign or other stockholders, whose taxable income under the Plan is subject to federal income tax withholding, the Company will make the reinvestment net of the amount of tax required to be withheld. Regular statements of accounts confirming purchases made for such participants will indicate the amount of tax withheld.

The basis, for federal income tax purposes, of any shares acquired through the Plan will be the average price at which all shares with respect to a specific Dividend Payment Date were acquired. The holding period for shares acquired through the Plan will begin on the day after the last shares with respect to a specific Dividend Payment Date are acquired by the Plan. No ruling of any sort has been obtained from the Internal Revenue Service with respect to the Plan. Participants should consult their own tax advisors for information with regard to the tax consequences of participation in the Plan.

30. **What is the responsibility of the Plan Administrator?** The First National Bank of Wynne is the Plan Administrator. All communications regarding the Plan should be addressed to The First

National Bank of Wynne, P.O. Box 129, Wynne, Arkansas, 72396, Attention: Corporate Secretary. The telephone number of the Plan Administrator is (870) 238-2361.

The Plan Administrator receives the participant's dividend payments, invests such amounts in additional shares of the Company's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Plan Administrator acts in a clerical and administrative capacity for the participants.

All notices from the Plan Administrator to a participant will be addressed to the participant at his last address of record with the Plan Administrator. The mailing of a notice to the participant's last address of record will satisfy the Plan Administrator's duty of giving notice to such participant. Therefore, participants must promptly notify the Plan Administrator in writing of any change of address.

Neither the Plan Administrator, participants, nominee or nominees nor the Company shall have any liability for actions taken or omitted in good faith pursuant to the Plan, including, without limitation, any claim for liability arising out of failure to terminate a participant's account upon such participant's death or adjudicated incompetency prior to receipt of notice in writing of such death or adjudicated incompetency, nor shall they have any duties, responsibilities or liabilities except as are expressly set forth in the Plan.

The participant should recognize that neither the Company nor the Plan Administrator can provide any assurance that shares of Common Stock purchased under the Plan, will, at any particular time, be worth more or less than their purchase price.

All transactions in connection with the Plan shall be governed by the laws of the State of Arkansas.

31. **When will the Plan become effective and may it be changed or discontinued?** The Plan became effective for the dividend paid in July, 1998 and for subsequent dividends until such time as the Plan is suspended or terminated by the Company.

While the Company currently expects to continue a Dividend Reinvestment Plan indefinitely, the Company reserves the right to suspend or terminate the Plan at any time. It also reserves the right to modify and interpret the Plan. Participants will be notified of any such suspension, termination or any modification which materially affects their rights under the Plan.

INFORMATION REGARDING THE COMPANY

BUSINESS AND COMPETITION

First National Corporation of Wynne, a registered bank holding company, was incorporated October 10, 1984 under the laws of the State of Arkansas. The purpose for incorporation was to acquire The First National Bank of Wynne, its wholly-owned bank subsidiary, and to engage in banking and non-banking activities as allowed. The Company provides its customers with banking services through its subsidiary, The First National Bank of Wynne ("Bank"). The Company owns 100% of the issued and outstanding stock of the Bank.

The Bank was chartered as a national bank in 1915, and presently operates a general retail banking business in Cross and St. Francis Counties, Arkansas. The Bank provides customary banking services, such as checking and savings accounts, various types of time deposits, safe deposit facilities and money transfers. It also finances commercial transactions and makes and services both secured and unsecured loans to individuals, firms and corporations. Commercial lending operations include various types of credit services for the customers of the Bank. The Bank has a Trust Department which manages assets of approximately $12 million dollars and services customers in Cross and St. Francis Counties with numerous forms of trust related services.

The Company and its subsidiary Bank operate in Cross and St. Francis Counties, Arkansas. Cross County has a county-wide population of approximately 20,000, and St. Francis County has a county-wide population of approximately 28,000.

The Bank, as the wholly-owned subsidiary of the Company, is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other banks in its market area. In certain aspects of its banking business, the Bank also competes with savings and loan associations, credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and many of which have financial resources greater than those of the Bank.

The Company and the Bank have 68.5 full time equivalent employees and anticipate that the number of employees will remain at approximately this number for the next twelve months. There is no collective bargaining agreement with any employees.

Management of the Bank and the Company plans for the Bank to remain an aggressive competitor in the market place and continues to periodically assess new ways in which to obtain additional market share.

RISK FACTORS

1. Changes in Purchase Price of Shares - The shares of Common Stock to be acquired for participants in the Dividend Reinvestment Plan will be acquired at purchase prices that may change for the reinvestment of each dividend. Stockholder participants in the Plan will receive this Offering Circular and an annual amendment to this Offering Circular reflecting changes in the Pricing Ratio based on the most recent year end book value. Stockholders of the Company also will receive annual year end financial statements and quarterly financial information that will provide the book value per share in order for participants in the Plan to calculate the purchase price for shares with each dividend. The Company intends to provide such information in order for stockholders to receive it more than 15 days prior to each dividend record date in order for stockholders to make a decision to participate or discontinue participation in the Plan.

2. Dependence on Key Personnel - The Company and the Bank are dependent on the continued services of John Ed Gregson, President. The Company does not have an employment agreement with Mr. Gregson, and the loss of his services could adversely affect the Company and the Bank. See "Executive Officers and Directors."

3. Impact of Interest Rates and Economic Conditions - The results of operations for financial institutions, including the Company and the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. There can be no assurance that positive trends or developments experienced by the Company and the Bank will continue or that negative trends or developments will not have a material adverse effect on the Company or the Bank. The Company's profitability is in part a function of the spread between the interest rates earned on assets and interest rates paid on deposits and other interest-bearing liabilities. Changes in the relative rates of interest earned and paid can have an adverse impact on net interest spread.

4. Government Regulation and Recent Legislation - The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision, which are intended to protect depositors rather than stockholders. Recently enacted, proposed and future legislation and regulations have had and may continue to have a significant impact on the banking industry. Although such changes may benefit the Company, others may increase the cost of doing business or otherwise adversely affect the Company and create competitive advantages for nonbank competitors. See "Supervision and Regulation."

5. Lending Risk and Allowance for Loan Losses - The risk of nonpayment of loans is inherent in commercial banking. The Bank's allowance for loan losses is maintained at a level considered adequate by management to absorb anticipated losses. The allowances are based on prior experience with loan losses, as well as an evaluation of the risk in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond the Company or the Bank's control.

6. <u>Lack of Trading Market and Liquidity</u> - The Company does not intend to list its Common Stock on any securities exchange or quotation system, and no active trading market exists or is expected to develop. As a result, there is not an established process through which a stockholder of the Company can find a buyer for the Common Stock. The Common Stock should not be purchased by persons who need or desire liquidity with respect to their investment.

7. <u>Lack of SEC Reporting</u> - The Common Stock is being offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation A of the Securities and Exchange Commission ("SEC"). The Company is not and will not be required to file periodic reports with the SEC as a result of this Offering or otherwise be subject to the provisions of the Securities Exchange Act of 1934, as amended, or the rules of the SEC applicable to reporting companies. Such a reporting obligation would not arise unless and until the Company has 500 stockholders of record. In order to avoid the direct and indirect cost of being a reporting company, the Company intends to attempt to stay below 500 record stockholders.

8. <u>Shares are Not Insured Deposits</u> - The shares offered hereby are securities, not deposits, and therefore are not insured by the Federal Deposit Insurance Corporation ("FDIC").

9. <u>State Securities Law Requirement</u> - The shares offered hereby will be required to be qualified or registered or exempt from qualification or registration in the states in which the stockholders of the Company reside. If a stockholder resides in a state in which the Company decides not to undertake compliance with any applicable state requirements for the offering of Shares in the Dividend Reinvestment Plan, such stockholders will not be offered participation in the Plan.

10. <u>Valuation</u> - Since no active trading market exists or is expected to develop for the Common Stock, the Company will be determining the calculated market value of shares to be acquired by the Plan by valuing the shares at the Company's book value (excluding gains or losses in the Company's available–for-sale securities) as of the end of the most recent fiscal quarter. This value may result in shares being purchased for the Plan participants at prices that may not reflect the actual market value.

PROPERTIES

The Company's main office is located at 528 East Merriman, Wynne, Arkansas 72396, which is also the main office of the Bank. The Bank owns the buildings and land on which its main office and Cherry Valley branch are located. The Bank owns the buildings but leases the land on which its branches in Forrest City and Wynne are located. The main office building currently occupied by the Bank provides ample room for expansion. Customer and employee parking is sufficient and can be expanded as the Bank may grow.

15

USE OF PROCEEDS

The net proceeds from the sale of any Common Stock by the Company to the Plan will be used for the Company's general corporate purposes, including investment in, extensions of credit or advances to, the Company's banking subsidiaries.

DESCRIPTION OF COMMON STOCK

The Company has authorized capital stock consisting of 580,000 shares of common stock, of which 268,525 shares were issued and outstanding at December 31, 2001, all of which are validly issued, fully paid and non-assessable.

If all shares offered pursuant to this Offering are sold, the Company will have 283,327 shares of Common Stock issued and outstanding.

At the Company's 1998 Annual Meeting of Stockholders, the stockholders approved a Nonqualified Stock Option Plan for the benefit of the directors, officers and employees of the Company and its subsidiary, First National Bank of Wynne. Pursuant to this Plan, the directors of the Company will, from time to time, grant options to eligible persons which will allow them to acquire shares of stock of the Company. 26,800 shares of authorized, unissued shares of the Company's Common Stock have been designated for issuance pursuant to options granted under this Plan. To date, 22,500 options have been granted under this Plan. There are no other outstanding securities or other obligations which are convertible into shares or options, warrants, rights, calls or other commitments of any nature relating to the unissued shares of the Company's Common Stock.

The holders of Common Stock are entitled to one vote per share. Holders of Common Stock do not have preemptive rights to purchase securities subsequently issued by the Company.

The holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors of the Company with respect to the Common Stock out of funds legally available therefore. In the event of a liquidation, dissolution or winding-up of the affairs of the Company, the holders of outstanding shares of Common Stock will be entitled to share pro rata according to their respective interests in the Company's assets and funds remaining after payment or provision for payment of all debts and other liabilities of the Company.

DIVIDENDS

The holders of Common Stock of the Company are entitled to receive such dividends as may be declared by the Board of Directors with respect to the Common Stock out of funds from the Company. The ability of the Company to pay dividends to the holders of its stock is dependent to a large extent upon the amount of dividends paid by the Bank to the Company. The ability of the Company to pay dividends on its stock in the future will be dependent upon the earnings and financial condition of the Bank and the

Company and will be subject to the payment by the Company of principal and interest on any debt obligations it may incur in the future and other factors.

In each of the years in the four year period of 1990 through 1993, the Company paid $2.00 per share in cash dividends. In 1994, the Company paid $1.00 per share in cash dividends and a 1% stock dividend per share. The Company also declared a two-for-one stock split effective December 20, 1994. In 1995, the Company paid $.40 per share in cash dividends and a 1% stock dividend per share. In 1996, the Company paid cash dividends of $.60 per share. In 1997, the Company paid cash dividends of $0.88 per share. In 1998, the Company paid cash dividends of $1.05 per share. In 1999, the Company paid cash dividends of $1.26 per share. In 2000, the Company paid cash dividends of $1.50 per share. In 2001, the Company paid cash dividends of $1.50 per share. Management anticipates that the Company will consider the issuance of additional stock dividends in the future.

Pursuant to the terms of the loan agreement with the commercial bank lender on the Company's long term debt, the Company shall not declare or distribute dividends during any year which exceed the income of the Company from all sources (computed on a non-consolidated basis) reduced by the expenses of the Company and by the debt service requirements of the Company for such year (to the extent not included in expenses).

The Company is dependent upon earnings from the Bank in order to pay dividends to the stockholders of the Company. There is no assurance of what level or if the Company will pay dividends to its stockholders in the future.

CERTAIN STATISTICAL DATA

The financial information set forth below has been derived from the Company's consolidated financial statements and from other financial and statistical data of the Company.

The following table presents the Company's condensed balance sheets for the periods indicated.

CONDENSED CONSOLIDATED BALANCE SHEET FOR
YEARS ENDED DECEMBER 31, 2001 and 2000

	December 31, 2001	December 31, 2000
Assets:		
Cash and due from banks	$ 7,402,419	$ 6,753,539
Federal funds sold	18,350,000	1,890,000
Interest-bearing deposits with banks	5,108,876	0
Investment securities held-to-maturity	0	0
Investment securities available-for-sale at fair value	17,157,975	29,788,866
Loans, less unearned income and Allowance for possible loan losses	124,058,437	118,976,949
Premises and equipment, at cost less Allowance for depreciation and amortization	1,920,449	2,039,361
Other assets	3,956,123	3,810,989
TOTAL ASSETS	177,954,279	$163,259,704
Liabilities:		
Deposits:		
Noninterest-bearing	29,104,954	$ 25,314,740
Interest-bearing	125,803,536	116,793,492
Securities sold under agreements to repurchase	619,446	805,422
Note payable	0	0
Federal funds purchased	0	0
ESOP debt guarantee	0	501,750
Accounts payable and accrued liabilities	1,312,247	1,453,158
TOTAL LIABILITIES	156,840,183	144,868,562
TOTAL STOCKHOLDERS' EQUITY	21,114,096	18,391,142
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	177,954,279	$163,259,704

The following tables set forth an analysis of the Bank's net interest earnings and expenses for the periods indicated.

18

ANALYSIS OF NET INTEREST EARNINGS
(in thousands)

Interest-Earning Assets - Year Ended December 31, 2001

Assets	Average Balance	Average Yield
Investment securities:		
U.S. Treasuries	$ 0	0%
U.S. Agencies	$ 6,912	6.20%
Tax-exempt municipals	$ 14,375	4.27%
Fed Funds Sold	$ 10,367	3.49%
Federal Home Loan Bank Interest-Bearing Account	$ 3,259	3.80%
Federal Home Loan Bank, Federal Reserve Bank & Other Stock	$ 715	4.61%
Loans:		
Accrual loans	$ 124,624	8.90%
Installment loans	$ 0	0%

Interest-Earning Assets - Year Ended December 31, 2000

Assets	Average Balance	Average Yield
Investment securities:		
U.S. Treasuries	$ 0	0%
U.S. Agencies	$ 14,400	6.10%
Tax-exempt municipals	$ 15,284	4.42%
Fed Funds Sold	$ 3,081	6.24%
Federal Home Loan Bank Interest-Bearing Account	$ 1,606	6.03%
Federal Home Loan Bank, Federal Reserve Bank & Other Stock	$ 679	7.58%
Loans:		
Accrual loans	$120,678	9.19%
Installment loans	$ 7	9.07%

Interest-Bearing Liabilities - Year Ended December 31, 2001

Liabilities	Average Balance	Average Yield
NOW accounts	$18,090	2.50%
Money market accounts	5,378	3.13%
Savings	20,234	4.72%
Golden Savings	0	0%
Certificates of deposits under $100,000	42,959	5.21%
Certificates of deposits over $100,000	36,181	5.20%
Interest on Repos	828	6.13%

Interest-Bearing Liabilities - Year Ended December 31, 2000

Liabilities	Average Balance	Average Yield
NOW accounts	$17,562	2.80%
Money market accounts	$ 5,191	3.01%
Savings	$18,903	4.66%
Golden Savings	$ 0	0%
Certificates of deposits under $100,000	$44,184	5.62%
Certificates of deposits over $100,000	$30,694	5.65%
Interest on Repos	$ 1,266	5.61%

Average Yield on all Interest Earning Assets and Average Effective Rate Paid on All Interest-Bearing Liabilities

	December 31, 2001	December 31, 2000
Average Yield - All Interest-Earning Assets	8.23%	8.47%
Average Effective Rate Paid - All Interest-Bearing Liabilities	3.88%	4.95%

The Bank's net yield on all interest earning assets (net interest earnings divided by total interest-earning assets, with net interest earnings equal to the difference between total interest earned and total interest paid) was 4.35% and 3.52% for the period ending December 31, 2001 and December 31, 2000, respectively.

The following tables present the amount of change in the Bank's interest income and interest expense for the periods indicated.

INTEREST INCOME/EXPENSE CHANGES
DECEMBER 31, 2000 TO DECEMBER 31, 2001
(in thousands)

Interest income for period ended
December 31, 2001 $12,848

Interest income for period ended
December 31, 2000.............................. $12,916

    Change-increase (decrease).............. $ (68)

Interest expense for period ended
    December 31, 2001.............................. $ 5,746

Interest expense for period ended
    December 31, 2000.............................. $ 5,964

    Change-increase (decrease).............. $ (218)

    Net Interest Income change-increase ...... $ 150

The increase in interest income from the year ended December 31, 2000 to the year ended December 31, 2001, was primarily attributable to growth in earning assets.

The following table presents the Bank's investments in certain obligations on the dates indicated.

BOOK VALUE OF INVESTMENTS
(in thousands)

Category of Investments	At December 31, 2001	At December 31, 2000
U.S. Government Securities......................	$ 0	$ 0
U.S. Agencies	3,000	13,698
Mortgage Backed Bonds (FNMA).............	210	474
Municipal Securities.................................	13,776	15,286
Other Securities	724	697
Total Securities.......................................	17,710	30,155
Fed Funds Sold..	18,350	1,890
Total Investments	36,060	$32,045

21

The following table sets forth the amounts by book value, as of December 31, 2001, of each category of investment listed in the preceding table maturing during certain time periods.

BOOK VALUE, MATURITY AND YIELD OF
SPECIFIED INVESTMENTS AS OF
DECEMBER 31, 2001
(in thousands)

	U.S. Government	U.S. Government	Mortgage Backed Bonds	Municipal Securities
0-1 Year	0	500	0	1,625
Average Yield	0%	5.55%	0%	5.78%
1-2 Years	0	0	139	1,708
Average Yield	0%	0%	5.68%	4.08%
2-3 Years	0	500	66	1,820
Average Yield	0%	6.02%	6.44%	4.16%
3-5 Years	0	1,500	0	3,843
Average Yield	0%	6.99%	0%	4.05%
5-10 Years	0	500	0	3,869
Average Yield	0%	7.73%	0%	4.50%
Over 10 Years	0	0	0	911
Average Yield	0%	0%	0%	5.24%

On December 31, 2001, the Bank had no investments in the debt securities of any issuer (excluding U.S. Government and U.S. Government agencies and corporations) with a book value of more than ten percent (10%) of the Bank's stockholders' equity.

BANK LENDING

The Bank provides a wide variety of agricultural, commercial, consumer and mortgage loans. The Bank provides commercial lending for agricultural equipment purposes, general commercial lending for commercial and industrial businesses, individuals, churches, clubs and other community affiliated organizations. In addition, the Bank provides consumer lending for new and used cars, residential home improvement, mobile home, farm home and other buildings. The Bank provides mortgage loans for construction and land development, farm acreage, residential home loans and secondary market home loans.

The Bank maintains stringent underwriting standards focusing primarily on collateral value, the borrower's ability to pay, willingness to pay and the overall financial stability of the borrower. Commercial loans are analyzed, in addition to the above standards, on the basis of the business's cash flow. The Bank utilizes loan-to-value guidelines as established by FDICIA. The Bank establishes interest rates on its various loans according to then prevailing economic conditions and the risk associated with each particular loan. Consumer loans are offered with fixed rates for a maximum of five years with commercial loans generally established for a maximum of three to five years. In-house mortgage loans are offered with fixed rates for a maximum of five years with a 20 year amortization while secondary market mortgage loans are offered with fixed rates for 20 to 30 years. Again, loan to value ratios are as established by FDICIA guidelines.

The asset/liability strategy of the Bank is to match loan maturities with deposit costs and maturities and to ensure that interest rates on loans and investments are not fixed for over five years. The Bank maintains its investment portfolio with average maturities under four years.

The Bank monitors its interest rate risk through asset/liability committee meetings. The committee is charged with determining loan rates to be charged for various types of loans. The committee is assisted by reports which provide an analysis of the Bank's current interest rate risk, liquidity risk, asset quality risk and capital adequacy risk.

The Credit and Loan Policy of the Bank states that loans are not made outside the trade area unless fully secured and amortized. These credits consist of real estate and commercial loans made in surrounding counties. These loans are cited as exceptions to loan policy and reported to the Board as well as the reason for the exception to policy.

The following table states the amount of loans made by the Bank, by category, as of the dates indicated.

TYPES AND AMOUNTS OF LOANS
(in thousands)

Type of Loan	Amount Outstanding			
	Dec. 31, 2001	Percentage	Dec. 31, 2000	Percentage
Real Estate Loans	$60,223	47%	$ 57,207	47%
Consumer Loans	12,558	10%	15,160	13%
Commercial Loans	53,859	43%	48,647	40%
	$126,640	100%	$121,014	100%

The following table presents the maturities of certain loan categories by the Bank at December 31, 2001.

MATURITIES OF LOANS HELD ON
DECEMBER 31, 2001
(in thousands)

Type of Loan	Within One Year	1-5 Years	Over 5 Years	Total
Fixed Rate Loans	27,816	66,225	11,573	105,614
Adjustable Rate Loans	20,889	137	0	21,026
Total Loans	48,705	66,362	11,573	126,640

The following table presents the aggregate amount of loans made by the Bank in certain categories on the dates indicated.

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(in thousands)

	December 31, 2001	December 31, 2000
Loans accounted for on non-accrual	$111	$ 69
Past due 90 days or more and accruing	$ 42	$123
Loans restructured and in compliance With modified terms	0	0

The Bank's policy states that loans should be placed on non-accrual status at the point they become non-performing assets. Non-performing assets are those which are maintained on a cash basis due to deterioration in the financial position of the borrower. Cash flow is inadequate due to significant declines in sources of income and the capacity to continue payments is in doubt; payment in full of principal and interest on the loan is not expected; and/or, principal and/or interest has been in default for a period of 90 days or more unless the loan is both well secured and in process of collection. There must be evidence that collection in full of amounts due and unpaid will occur shortly. Generally, this collection period should not exceed 30 days.

The following table presents the book value of certain loans excluded from the previous table but classified by the Bank, as of the date indicated, as potential problem loans.

CERTAIN CLASSIFIED LOANS
AS OF DECEMBER 31, 2001
(in thousands)

Type of Loan	Book Value
Consumer Loans	$ 287
Real Estate Loans	1,490
Commercial Loans	617
Total	$ 2,394

The following tables present an analysis of the Bank's loan loss experience for the periods indicated.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
(in thousands)

	Year Ended December 31, 2001	Year Ended December 31, 2000
Balance at beginning of period	$2,037	$2,018
Charge-Offs:		
Real Estate Loans	0	34
Consumer Loans	41	56
Commercial Loans	0	33
Recoveries:		
Real Estate Loans	14	0
Consumer Loans	14	11
Commercial Loans	21	11
Net Provision For Loan Losses	120	120
Additional Provision For Loan Losses	0	0
Additions charged to operations	0	0
Balance at end of period	$2,165	$2,037
Ratio of net charge-offs during the Period to average net loans Outstanding during the period	(0%)	(0%)

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
AS OF DECEMBER 31, 2001 AND 2000
(in thousands)

Balance at end of Period Applicable to:	December 31, 2001		December 31, 2000	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Real Estate Loans	392	0%	$ 292	0%
Consumer Loans	195	0%	127	0%
Commercial Loans	673	1%	814	1%
Unallocated Allowance	905	1%	804	1%
Total	2,165	2%	$2,037	2%

The adequacy of the Bank's allowance for loan losses ("ALLL") is reviewed quarterly and approved by the Board of Directors. The ALLL must be maintained at a level sufficient to absorb the losses inherent in the loan portfolio. This policy is designed to identify the existence and timing of losses in the loan portfolio, and allocate funds to cover them; and to provide a systematic method for testing the adequacy of the reserve on a quarterly basis. The Bank's loan review department is responsible for preparing an analysis of the adequacy of the loan loss reserve and recommending additional allocations, when necessary. The analysis consists of three categories: (1) specific allocations, (2) general allocations, and (3) an unallocated category.

The specific allocations category includes credits individually analyzed by management or loan review that have determinable loss exposure. These credits are analyzed as to collateral quality, past due history, and repayment ability. This category would include, at a minimum, all large credits classified doubtful.

The general allocations category includes problem credits that have not been specifically allocated for loss exposure. Collateral quality may be unknown on these credits. However, allocations have been recommended due to delinquencies and the likelihood that the borrower will be unable to continue payments resulting in a possible loss upon liquidation or foreclosure. The allocation is based upon a percentage of the borrower's total problem credits. An estimate may be given on collateral due to its age and would be considered in the estimated loss percentage.

The unallocated designation is calculated on the basis of a percentage of historical net losses to the average loan portfolio for the previous six years. This percentage is then applied to the current portfolio which includes loans and leases, letters of credit and credit card accounts. Loans specifically and generally allocated, loans fully secured by deposits and guaranteed loans are subtracted from this total. Management and/or loan review has the flexibility to significantly

increase the reserve, at its discretion, for conditions that could adversely effect the loan portfolio based on certain factors. Such conditions include: (1) downturns in the general economy, (2) downturns in the farm economy, (3) rises in unemployment, and (4) trends in portfolio risk, concentrations, volumes and maturities. A range of 0.1% to 0.5% of the total outstanding loans will be used as the weighting for each of these conditions.

The following table presents the average amounts of and the average rate paid on certain deposit categories for the periods indicated.

TYPES, AMOUNTS, DEPOSITS AND AVERAGE RATES PAID
(in thousands)

	Average Balance for Year ended Dec. 31, 2001	Average Rate Paid for Year ended Dec. 31, 2001	Average Balance for Year ended Dec. 31, 2000	Average Rate Paid for Year ended Dec. 31, 2000
NOW Accounts	18,090	2.50%	$17,562	2.80%
HIFI Accounts	5,378	3.13%	5,191	3.01%
Savings	20,234	4.72%	18,903	4.66%
Golden Savings	0	0	0	0
Certificates of deposits under $100,000	42,959	5.21%	44,184	5.62%
Certificates of deposits over $100,000	36,181	5.20%	30,694	5.65%

The following table presents the amounts outstanding, as of December 31, 2001 of certain $100,000 deposits and the maturities thereof.

AMOUNT OF $100,000 DEPOSITS OUTSTANDING
AS OF DECEMBER 31, 2001
(in thousands)

Type of Deposit	Maturing in 3 Months or Less	Maturing in 3 to 12 Months	Maturing in Over 12 Months	Total
Certificates of Deposit in amounts of $100,000 or more	18,031	18,915	306	37,252

The following table presents the Bank's return on assets (net income divided by average total assets) for the periods indicated.

RETURN ON ASSETS
(in thousands)

	Net Income	Average Total Assets	Return
Year ended December 31, 2001	$2,642	$171,105	1.55%
Year ended December 31, 2000	$2,694	$162,169	1.66%

The following table sets forth the Bank's return on equity (net income divided by average equity) for the periods indicated.

RETURN ON EQUITY
(in thousands)

	Net Income	Average Equity	Return on Equity
Year ended December 31, 2001	$2,642	$20,367	13.0%
Year ended December 31, 2000	$2,694	$17,740	15.19%

The following table presents the Bank's equity to asset ratio (average equity divided by average total assets) for the periods indicated.

EQUITY TO ASSETS RATIO
(in thousands)

	Average Equity	Average Total Assets	Equity to Asset Ratio
Year ended December 31, 2001	$20,367	$171,105	11.91%
Year ended December 31, 2000	$17,740	$162,169	10.94%

The following table presents the Company's equity to asset ratio (average equity divided by average total assets) for the periods indicated.

EQUITY TO ASSETS RATIO
(in thousands)

	Average Equity	Average Total Assets	Equity to Asset Ratio
Year ended December 31, 2001	$20,126	$171,117	11.77%
Year ended December 31, 2000	$17,317	$162,181	10.68%

The following table presents the Company's earnings and earnings per share for the periods indicated.

CONSOLIDATED EARNINGS AND EARNINGS PER SHARE
YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998, 1997, 1996 and 1995
FOR THE COMPANY AND THE BANK
ON A CONSOLIDATED BASIS
(in thousands, except per share data)

	Twelve months ended December 31,						
	2001	2000	1999	1998	1997	1996	1995
Earnings	$2,616	$2,671	$2,564	$2,155	$1,952	$1,330	$810
Earnings per share	$9.74	$9.99	$9.55	$8.04	$7.28	$4.96	$3.09

EXECUTIVE OFFICERS AND DIRECTORS

The executive officers and directors of the Company and the Bank are as follows:

Name	Age	Position	Principal Occupation	Years of Service with Company and/or Bank
Bobby Caldwell	53	Director	President and General Mgr., KWYN	15
Danny Clements	55	Director	Farming	1
Joseph W. Dugan	71	Director	Retail Sales	5
John Ed Gregson	60	President of Company and Bank; Director	President of Company and Bank	5
Larry Lawson	52	Director	Farm Investments	8
Stephen B. Meyer	50	Director	Accountant	6
C.B. Moery, Jr.	60	Chairman of the Board, Director	Farming	16
W.D. Stewart, Jr.	49	Director	Dentist	8
Paul Hall	55	Senior Vice President of Bank	Bank Officer	9

Name	Age	Position	Principal Occupation	Years of Service with Company and/or Bank
Harold W. Hardwick	54	Senior Vice President of Bank	Bank Officer	1
Ricky Harrison	48	Senior Vice President of Bank	Bank Officer	13
Steve Horton	44	Senior Vice President of Bank	Bank Officer	9
Connie Watts	51	Senior Vice President of Bank	Bank Officer	28
Shelby Mitchell	44	Senior Vice President of Bank	Bank Officer	26

Each of the officers of the Company serve at the discretion of the Board of Directors, and each of the officers of the Bank serve at the discretion of its Board of Directors. There are no family relationships among any of the directors or executive officers of the Company or the Bank. All Company and Bank directors hold office until the next meeting of stockholders and until their successors are elected and qualified.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information regarding the ownership of Common Stock of the Company by (i) each of the three highest paid persons who are currently officers and/or directors of the Company and/or the Bank; (ii) all current executive officers and directors of the Company and the Bank as a group; and (iii) stockholders that own 5% or more of the Company's Common Stock, as of March 31, 2002.

Name and Address	Common Shares Owned Direct (Indirect)	Percent of Common Stock Owned Direct (Indirect)
The First National Bank of Wynne Employee Stock Ownership Plan c/o Trust Dept. P.O. Box 129 Wynne, AR 72396	27,542	10.26%
Doyl E. and Aletha Brown 1314 E. Hamilton Wynne, AR 72396	21,697 (4,316)	8.05% (1.61%)
Larry Lawson 1113 Hamilton Wynne, AR 72396	1,302.3045 (972.5650)	.48% (.36%)
Bobby Caldwell 1221 E. Hamilton Wynne, AR 72396	3,576.1337 (22.2497)	1.32% (.01%)
Danny Clements 2106 Crafts Lane Jonesboro, AR 72401	1,640.5157 (0)	.60% (0)
Joseph W. Dugan 1410 East Poplar Wynne, AR 72396	1,964.9942 (107.0006)	.72% (.04%)
John Ed Gregson President and CEO 11807 Horseshoe Circle Hughes, AR 72348	1,436.0832 (1,193.6106)	.53% (.44%)
Stephen B. Meyer, Jr. 1145 Hamilton Wynne, AR 72396	983.4833 (1,159.5233)	.36% (.43%)
C.B. Moery, Jr. 1600 Hamilton Wynne, AR 72396	1,853.2171 (5,484.3120)	.68% (2.03%)

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Name and Address	Common Shares Owned Direct (Indirect)	Percent of Common Stock Owned Direct (Indirect)
W.D. Stewart, Jr. 1105 Highway 64 East Wynne, AR 72396	1,431.0598 (3,742.7649)	.53% (1.38%)
Paul Hall 1763 Peterson Road Wynne, AR 72396	190.5462 (157.2796)	.07% (.05%)
Harold W. Hardwick 406 Dial Circle Brinkley, AR 72021	0	0
Executive Officers and Directors as a Group (14 Persons)	13,054.7094 (16,505.9237)	4.84% (6.12%)

REMUNERATION OF DIRECTORS AND OFFICERS

The following table summarizes the aggregate annual remuneration paid by the Company and the Bank during the fiscal year ended December 31, 2001 to their chief executive officer, and to all executive officers and directors of the Company and the Bank as a group. No other officer or director received aggregate compensation in excess of $100,000.

Name of individual or identity of group	Position with the Company	Aggregate Cash Compensation
John Ed Gregson	President and CEO	$174,721.16[1]
All executive officers and directors as a group (14 persons)		$495,453.01

---

[1] This aggregate cash compensation includes salaries as President of the Company and the Bank and Board fees. It does not include any contribution to the ESOP or profit sharing contributions by the Company, as such information is not available but the amount would be nominal.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form, such as salary, bonus or retirement allowance) has been given or offered to any stockholder, officer or director or any member of the immediate family thereof of the Bank or the Company in connection with the shares offered hereby.

The officers and directors of the Company and members of their immediate families and businesses in which these individuals may hold controlling interests, are customers of the Company and the Bank, and it is anticipated that such parties will continue to be customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.

Occasionally directors and officers of the Company and/or the Bank and members of their immediate families are customers of the Bank and have transactions with the Bank in the ordinary course of business. All material transactions have been made on the same terms as with any other customer and have not involved more than a normal risk. Actual loan information for current directors and executive officers as of March 31, 2002 is as follows:

Director Joseph W. Dugan has an unsecured credit card with a $10,000 limit. Mr. Dugan is an owner of Colony Shop, Inc. which has an unsecured revolving line of credit for $500,000 with a $1.00 balance at a rate of 7.00% variable. He is also a limited guarantor in the amount of $10,000 on an unsecured loan for the Cross County Arts Council with a balance of $31,161.79 at 4.75%.

President/Chief Executive Officer John Ed Gregson has a secured loan with a balance of $127,000 at an interest rate of 4.00% and a second secured loan with a balance of $75,585.42 at 4.00%.

Director Stephen B. Meyer has a secured draw note in the amount of $380,000 with a current balance of $226,000 at 4.75% variable rate. He is also the co-maker on an unsecured note with a balance of $816.32 at a rate of 7.50%. He also has a credit card at a rate of 4.00% with a limit of $1,000 and a second secured loan with a balance of $75,585.42 at a rate of 4.00%.

Chairman C. B. Moery, Jr.* has an individual revolving line of credit in the amount of $300,000.00 with an outstanding balance of $10.00 at 4.75% variable rate. Mr. Moery owns Woodlawn Farm, Inc. which has a secured revolving line of credit in the amount of $300,000.00 with a balance of $10.00 at 4.75% variable rate. He is a partner in M&Y Properties which has a secured loan with a balance of $36,816.00 at the rate of 8.50%. He is a partner in Caney Creek Farms II, A General Partnership which has a revolving line of credit in the amount of $700,000.00 with a balance of $10.00 at the rate of 4.75% variable. Mr. Moery is an owner of Wynne Auto & Tractor Parts, Inc., which has a secured loan with a balance of $508,668.75 at 4.75% variable rate. He is a member of Caldwell-Moery Properties LLC which has a loan in the amount of $350,003.00 with a rate of 4.75% variable and a second loan which is a revolving line of credit in the amount of $100,000 with a balance of $97,323.53 at 4.75% variable rate. Mr. Moery is an owner in Eaton-Moery Environmental Services, Inc. which has eight secured loans:

      (1) Loan balance of $295,275.65 at 7.95%.
      (2) Line of credit loan in the amount of $200,821 with a balance of $200,810 at 7.00%.
      (3) Loan balance of $779,112.36 at 7.95%.
      (4) Loan balance of $234,105.65 at 7.95%.
      (5) Loan of $282,907.95 at 7.95%.
      (6) Revolving line of credit in the amount of $200,000 with a balance of $199,756.59 at 7.00%.
      (7) Revolving line of credit in the amount of $100,000 with a balance of $99,636.28 at 7.00%.
      (8) Draw loan of $300,000 with a balance of $242,615.90 at 7.95%.

Mr. Moery is a co-signer on a note for John Carson. It is an unsecured loan with a balance of $2,445.04 at 8.989%.

Director Bobby Caldwell* has five secured loans as follows:

      (1) Note with a balance of $245,168.51 at 8.00%.
      (2) Loan balance of $151,876.97 at 7.00% variable rate.
      (3) Loan balance of $244,878.75 at 8.00%.
      (4) Draw note in the amount of $350,233.50 with an outstanding balance of $281,733.50 at 8.00%.
      (5) Revolving line of credit loan in the amount of $175,000 with a balance of $85,001 at 4.75% variable rate.

Mr. Caldwell has a credit card with a limit of $15,000 which is unsecured. He is a limited guarantor of $10,000 on a note for the Cross County Arts Council, Inc. which has a balance of $31,161.74 at 4.75%.

---

* These loan balances are as of April 9, 2002.

Director Danny Clements is an officer in Clements and Jennings, a Partnership, which has an unsecured revolving line of credit in the amount of $250,000 with a balance of $1.00 at a 4.75% variable rate. Mr. Clements is an officer in SP Farms, Inc. which has a secured loan in the amount of $74,926.21 at 7.95% and a secured revolving line of credit in the amount of $100,000 with a principal balance of $20,000 at 4.75% variable rate. Additionally, Mr. Clements is an officer in TC Farms, Inc. which has a $100,000 secured revolving line of credit with a balance of $1.00 at a 4.75% variable rate.

*Director Larry Lawson** has a secured revolving line of credit loan in the amount of $500,000 with an outstanding balance of $245,093.55 at 4.25% variable. He has an unsecured credit card with a limit of $5,000. He is a co-signer on his son's credit card with a limit of $2,500. Mr. Lawson is the managing partner in Solmson Farms which has secured loan balances as follows:

(1) Solmson Farms, A Partnership, has a revolving line of credit in the amount of $250,000 with an outstanding balance of $1.00 at 4.25% variable.
(2) Solmson Farms III has a revolving line of credit in the amount of $300,000 with an outstanding balance of $1.00 at 4.25% variable.
(3) Solmson Farms V, A Partnership, has a revolving line of credit in the amount of $350,000 with an outstanding balance of $33,001 at 4.25% variable.
(4) Solmson Farms VI, A Partnership, has a revolving line of credit in the amount of $150,000 with an outstanding balance of $1.00 at 4.25% variable.
(5) Solmson Farms VII has a revolving line of credit in the amount of $500,000 with an outstanding balance of $1.00 at 4.25% variable.

Mr. Lawson has guaranteed $10,000 on a loan in the name of Cross County Arts Council, Inc. The loan has a principal balance of $31,164.74 at 4.75% variable rate.

*Director W. D. Stewart, Jr.** has four secured loans with balances as follows:
(1) Outstanding balance of $7,275.44 at 4.75% variable rate.
(2) A balance of $7,610.75 at 4.75% variable rate.
(3) Outstanding balance of $122,179.93 at 4.75% variable rate.
(4) A principal balance of $12,000 at 4.75% variable rate.

He has two unsecured revolving lines of credit loans with outstanding balances of:
(1) $100,000 revolving line of credit with a principal balance of $64,000.01 at 4.75% variable rate.
(2) $100,000 revolving line of credit with an outstanding balance of $95,000 at 4.75% variable rate.

He has an unsecured credit card with a limit of $5,000. His daughter has a credit card limit of $1,500.

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* These loan balances are as of April 9, 2002.

LEGAL PROCEEDINGS

Neither the Company nor the Bank is a party to any material legal proceedings other than ordinary routine litigation incidental to their businesses.

SUPERVISION AND REGULATION

The Company

The Company is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve Board. The Company is subject to examination by the Federal Reserve Board.

The Company is required to file with the Federal Reserve Board quarterly reports and other information regarding the business obligations of the Company and its subsidiaries. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve approval before it may (i) merge or consolidate with another bank holding company; (ii) acquire, directly or indirectly, ownership or control of voting shares of a bank, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank, except where fifty percent (50%) or more is owned prior to the acquisition; or (iii) acquire substantially all the assets of any bank.

The Bank Holding Company Act provides that the Federal Reserve Board shall not approve any acquisition, merger or consolidation which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. Further, the Federal Reserve Board may not approve any other proposed acquisition or merger or consolidation, the effect of which might be to substantially lessen competition or to tend to create a monopoly in any section of the country, or which in any manner would be in restraint of trade, unless the anti-competitive effect of the proposed transaction is clearly outweighed in favor of public interests by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The act prohibits a bank holding company from acquiring in excess of 5% of the voting shares or substantially all the assets of a bank located outside the state in which the operations of the banking subsidiaries of the bank holding company are principally conducted, unless such acquisition is specifically authorized by the laws of the state in which the bank is located.

A bank holding company also is prohibited with limited exceptions from engaging directly or indirectly through its subsidiaries in activities unrelated to banking or managing or controlling banks. One exception to this limitation permits ownership of a company engaged solely in furnishing services to a bank; another permits ownership of shares of a company, all the activities of which the Federal Reserve Board has determined after due notice and opportunity for hearing, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. Moreover, under the 1970 amendments to the Bank Holding Company

Act and to the Board's regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extension of credit or provision of any property or service. Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extension of credit to the bank holding company or to any of its other subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral on any loans to any borrower.

The Gramm-Leach-Bliley Financial Modernization Act of 1999 was enacted on November 12, 1999. The Act permits bank holding companies meeting certain management, capital, and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than permitted previously, including insurance underwriting and merchant banking activities. The Act repeals sections 20 and 32 of the Glass Steagall Act, permitting affiliations of banks with securities firms and registered investment companies. The Act authorizes a new type of bank holding company known as a financial holding company, permitting banks to be owned by security firms, insurance companies and merchant banking companies and visa-versa. Some of these affiliates are also permissible for bank subsidiaries. The Act gives the Federal Reserve Board authority to regulate financial holding companies, but provides for functional regulation of subsidiary activities.

The Act also modifies financial privacy and community reinvestment laws. The new financial privacy provisions generally prohibit financial institutions such as the Holding Company from disclosing non-public personal financial information to third parties unless customers have the opportunity to opt out for the disclosure. The Act also magnifies the consequences of a bank receiving less than a satisfactory Community Reinvestment Act rating, by freezing new activities until the institution achieves a better Community Reinvestment Act rating. While the Board of Directors believes that it meets the standards necessary to elect financial holding company status, at this time the Board of Directors has no plans to elect such status for the Holding Company since there are no current plans to engage in the additional activities to entities electing such status. However, the Board may choose to elect financial holding company status for the Holding Company in the future.

The Bank

The Bank is incorporated under the federal banking laws. The Bank is subject to the supervision of the Office of the Comptroller of the Currency ("OCC") and to regular examination by such offices. The Bank provides deposit insurance to its customers by membership in the Federal Deposit Insurance Corporation ("FDIC").

Federal banking laws and the rules and regulations of the OCC regulate the banking activity of the Bank. Regulations include, but are not limited to, required reserves, permitted investments, loans, mergers and consolidations, issuance of securities, payment of dividends and establishment of branches. The Federal Deposit Insurance Act prohibits a bank insured by the FDIC from paying dividends if the bank is in default in the payment of any assessments due the FDIC.

The monetary policies of regulatory authorities, including the Federal Reserve Board, have a significant effect on the operating results of banks and bank holding companies. The Federal Reserve Board regulates the national supply of bank credit by open market operations in United States government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In addition, numerous statutory and regulatory changes have occurred in the last few years which may have an effect on the Bank and the Company.

In 1982, the Garn-St. Germain Depository Institutions Act became a federal law. This Act allowed greater flexibility in bank activities and resulted in changes in numerous statutes and regulations affecting banks and bank holding companies. In August 1989, the Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA") was enacted. FIRREA, among other things, abolished the Federal Savings & Loan Insurance Corporation and established two new insurance funds under the jurisdiction of the FDIC. FIRREA also permits bank holding companies to acquire savings associations, subject to appropriate regulatory approvals. The entities acquired may operate as separate savings association affiliates, be converted into banks, or, if certain conditions are satisfied, merged into existing bank affiliates.

In December 1991, Congress approved the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "Improvement Act"). The Improvement Act contains supervisory reforms, including a requirement for annual on-site examinations of depository institutions; requires each insured depository institution with assets in excess of $500 million to submit an annual report on its financial condition and management with a separate report from the institution's independent public accountants on management's assertions in the report; requires the FDIC to prescribe regulations mandating annual independent audits by an independent public accountant; requires each institution to have an independent audit committee made up of outside directors; requires prompt notice of termination of an accountants services; authorizes the federal regulators to assess institutions for the costs of conducting regular or special examinations; and, revises rules on application to the FDIC for deposit insurance. The Improvement Act also contains accounting reforms, including a requirement that federal regulators set uniform accounting standards, including off-balance sheet items and a method for supplemental market-value disclosure; and requires the federal regulators to prescribe regulations requiring institutions to submit information in their Call Reports on small business and farm lending.

The Improvement Act contains prompt regulatory action provisions which establish a detailed regulatory program generally based upon five capital categories. The program can affect capital distributions, management fees, affiliate transactions, interest rates paid, election of directors, employment and compensation of senior executive officers, divestiture of subsidiaries, etc. The prompt regulatory action provisions also require the bank regulators to prescribe new standards for safety and soundness, including internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate exposure; asset growth; compensation, fees and benefits; maximum ratio of classified assets to capital; minimum earnings sufficient to absorb losses; and minimum ratio of market value to book value. Other provisions of the Improvement Act continue restrictions on brokered deposits; require the FDIC to establish a risk-based assessment system; generally restrict insured state banks to activities permitted for national banks, unless otherwise determined by the FDIC; require the regulators to adopt uniform regulations on real estate lending; require the regulators to review their capital standards; recodify and expand existing rules on restricting extensions of credit to insiders and provide backup enforcement authority for the FDIC.

The Company and the Bank are unable to predict the nature or the extent of the effects on their business and earnings, which fiscal or monetary policies, economic controls, or new federal or state legislation may have in the future.

Capital Adequacy

The federal banking agencies have adopted risk-based capital guidelines for banks and bank holding companies. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%, and the minimum ratio of 4% of Tier 1 Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. At December 31, 2001, the Bank's Tier 1 Risk Based Capital and Total Risk Based Capital ratios were 16.9% and 18.1%, respectively.

In addition, the federal banking agencies have established minimum leverage ratio guidelines for banks and bank holding companies. Their guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio") of 3% for banks that meet certain specific criteria, including having the highest regulatory rating. All other banks generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The Bank's Leverage Ratio at December 31, 2001 was 12.2%. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain a strong capital position substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "Tangible

Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and to certain restrictions on its business.

At December 31, 2001, the Tier 1 Leverage Ratio was 12.2%, the Tier 1 Risk-Based Capital Ratio was 16.9%, and the Total Risk-Based Capital Ratio was 18.1%, all in excess of FDIC guidelines for a "well capitalized" bank.

EXPERTS

The consolidated financial statements of the Company and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the two year period ended December 31, 2001 have been included herein in reliance upon the reports of Reynolds, Bone & Griesbeck, P.L.C., Certified Public Accountants, included herein and upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Common Stock offered hereby has been passed upon for the Company by Gerrish & McCreary, P.C., Attorneys, 700 Colonial, Suite 200, Memphis, Tennessee 38117.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Articles of Incorporation of First National Corporation of Wynne contain the following indemnification provision:

> To the fullest extent permitted by the Arkansas Business Corporation Act as it now exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director.

The Bylaws of First National Corporation of Wynne contain the following indemnification provisions:

> **Section 1:** Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of the State of Arkansas, as amended and as the same may be amended thereafter, against all expenses, liabilities, and losses (including attorney's fees, judgments, fines and

40

amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any lawful manner by such person. Such right of indemnification shall not be exclusive of any other right which director or officer may have or hereafter acquire and, without limiting the generality of such statement, he shall be entitled to his right of indemnification under any agreement, vote of stockholders, provision of law, or otherwise, as well as his rights under this section.

Section 2: The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have power to indemnify such person.

Section 3: Expenses incurred by a director or officer of the Corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is, or was, a director or officer of another corporation, (or as its representative in a partnership, joint venture, trust or other enterprise) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by, or on behalf of, such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by relevant provisions of the Arkansas Business Corporation Act of 1987 as the same now exists or as it may hereafter be amended.

Section 4: If any provision of this Article or the application thereof to any person or circumstance is adjudicated invalid, such invalidity shall not affect other provisions or applications of the Article which lawfully can be given without the invalid provision or application.

The directors and officers of the Company are covered by an insurance policy in the amount of $2,000,000, by Bank Insure.

No person has been authorized to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Offering Circular. This Offering Circular does not constitute an offer to sell, or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer.

This Offering Circular does not contain all the information set forth in the Offering Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to the Company and the securities offered hereby. The Offering Statement may be inspected without charge at the offices of the Commission 450 Fifth Street, NW, Washington, DC 20549, and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

FIRST NATIONAL CORPORATION OF WYNNE AND SUBSIDIARY

————

Consolidated Financial Statements
Years Ended December 31, 2001 and 2000

Contents

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First National Corporation of Wynne
Wynne, Arkansas

We have audited the accompanying consolidated balance sheet of First National Corporation of Wynne and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First National Corporation of Wynne and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reynolds, Bone & Griesbeck PLC

January 14, 2002

Clark Centre
5100 Wheelis Drive. Suite 300
Memphis. Tennessee 38117-4568
www.rbgcpa.com

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CONSOLIDATED BALANCE SHEET

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from banks	$ 7,402,419	$ 3,798,855
Interest-bearing deposits with banks	5,108,876	2,954,681
Federal funds sold	18,350,000	1,890,000
Total cash and cash equivalents	30,861,295	8,643,536
Securities available for sale	17,157,975	29,092,266
Loans, net of allowance for loan losses	124,058,437	118,976,950
Premises and equipment, net	1,920,449	1,975,958
Accrued interest receivable	2,151,677	2,547,787
Real estate acquired by foreclosure	-	25,000
Deferred income taxes	609,945	783,225
Other assets	1,194,501	1,214,982
Total assets	$177,954,279	$163,259,704
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 29,104,954	$ 25,314,741
Time deposits of $100,000 and over	35,675,574	30,944,976
Other interest-bearing	90,127,962	85,848,516
Total deposits	154,908,490	142,108,233
Securities sold under agreements to repurchase	619,446	805,422
ESOP debt guarantee	-	501,750
Accrued interest payable	624,595	782,565
Other liabilities	687,652	670,592
Total liabilities	156,840,183	144,868,562
Stockholders' equity		
Common stock, $10 par value, 580,000 shares authorized, 268,525 and 267,284 shares issued in 2001 and 2000, respectively	2,685,250	2,672,837
Surplus	2,079,594	2,004,408
Retained earnings	16,659,466	14,445,854
Accumulated other comprehensive income (loss)	106,577	(230,207)
ESOP debt offset	(416,791)	(501,750)
Total stockholders' equity	21,114,096	18,391,142
Total liabilities and stockholders' equity	$177,954,279	$163,259,704

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2001 and 2000

	2001	2000
Interest and dividend income		
Loans, including fees	$ 11,287,930	$ 11,090,494
Debt securities		
Taxable	428,324	878,479
Nontaxable	613,862	675,119
Interest-bearing deposits with banks	123,581	96,900
Federal funds sold	361,551	123,904
Dividends	32,908	51,476
Total interest and dividend income	12,848,156	12,916,372
Interest expense		
Deposits	5,695,853	5,745,841
Short-term borrowings	50,733	218,437
Total interest expense	5,746,586	5,964,278
Net interest income	7,101,570	6,952,094
Provision for loan losses	120,000	120,000
Net interest income after provision for loan losses	6,981,570	6,832,094
Noninterest income		
Service charges on deposit accounts	941,177	864,349
Trust income	43,091	57,951
Other charges and fees	242,138	244,596
Other	23,020	21,818
	1,249,426	1,188,714
Noninterest expense		
Salaries	2,060,850	1,983,372
Employee benefits	474,115	454,989
Occupancy and equipment, net	629,806	639,941
Other	1,212,950	1,091,113
	4,377,721	4,169,415
Income before income taxes	3,853,275	3,851,393
Income taxes	1,237,517	1,180,450
Net income	$ 2,615,758	$ 2,670,943

See notes to consolidated financial statements.

3

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2001 and 2000

	Common Stock	Surplus
Balance at December 31, 1999	$ 2,686,226	$ 2,105,098
Comprehensive income		
Net income	-	-
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the year, net of taxes of $83,061	-	-
Less: reclassification adjustment, net of taxes of $0	-	-
Total comprehensive income		
Common stock issued under dividend reinvestment plan	17,735	107,641
Common stock issued upon exercise of stock options	25,000	122,500
Stock repurchased and retired	(56,124)	(354,728)
Tax benefit from exercise of stock options	-	23,897
Cash dividends declared, $1.50 per share	-	-
Reduction of ESOP debt offset	-	-
Balance at December 31, 2000	2,672,837	2,004,408
Comprehensive income		
Net income	-	-
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the year, net of taxes of $208,615	-	-
Less: reclassification adjustment, net of taxes of $0	-	-
Total comprehensive income		
Common stock issued under dividend reinvestment plan	20,883	129,143
Stock repurchased and retired	(12,650)	(81,399)
Sale of stock	4,180	27,442
Cash dividends declared, $1.50 per share	-	-
Reduction of ESOP debt offset	-	-
Balance at December 31, 2001	$ 2,685,250	$ 2,079,594

See notes to consolidated financial statements.

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP Debt Offset	Total
	$ 12,177,453	$ (438,043)	$ (576,212)	$ 15,954,522
	2,670,943	-	-	2,670,943
	-	207,836	-	207,836
	-	-	-	-
				207,836
				2,878,779
	-	-	-	125,376
	-	-	-	147,500
	-	-	-	(410,852)
	-	-	-	23,897
	(402,542)	-	-	(402,542)
	-	-	74,462	74,462
	14,445,854	(230,207)	(501,750)	18,391,142
	2,615,758	-	-	2,615,758
	-	336,784	-	336,784
	-	-	-	-
				336,784
				2,952,542
	-	-	-	150,026
	-	-	-	(94,049)
	-	-	-	31,622
	(402,146)	-	-	(402,146)
	-	-	84,959	84,959
	$ 16,659,466	$ 106,577	$ (416,791)	$ 21,114,096

4

CONSOLIDATED STATEMENT OF CASH FLOWS

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 2,615,758	$ 2,670,943
Noncash adjustments		
Deferred income taxes	(35,335)	(104,334)
Premium amortization	916	1,211
Discount accretion	(2,132)	(2,669)
Depreciation and amortization	267,814	269,030
Provision for loan losses	120,000	120,000
(Gain) loss from real estate acquired by foreclosure	(2,399)	14,535
Changes in other assets and liabilities		
Accrued interest receivable	396,110	(129,210)
Other assets	20,481	(141,468)
Accrued interest payable	(157,970)	122,150
Other liabilities	16,129	96,883
Net cash provided by operating activities	3,239,372	2,917,071
Cash flows from investing activities		
Activity in available for sale securities:		
Maturities, prepayments and calls	13,480,906	7,499,606
Purchases	(1,000,000)	(6,500,000)
Net increase in loans	(5,201,487)	(2,482,025)
Purchase of premises and equipment	(212,305)	(286,038)
Disposition of real estate acquired by foreclosure, net	27,399	12,529
Net cash provided by (used for) investing activities	7,094,513	(1,755,928)

Continued

CONSOLIDATED STATEMENT OF CASH FLOWS

First National Corporation of Wynne and Subsidiary
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from financing activities		
Net increase in deposits	$ 12,800,257	$ 5,525,446
Decrease in federal funds purchased	-	(2,000,000)
Decrease in securities sold under		
agreements to repurchase	(185,976)	(698,635)
Loan to ESOP	(416,791)	-
Dividends paid	(251,189)	(253,993)
Purchase of common stock	(94,049)	(410,852)
Sale of common stock	31,622	-
Common stock issued upon exercise of stock options	-	147,500
Net cash provided by financing activities	11,883,874	2,309,466
Increase in cash and cash equivalents	22,217,759	3,470,609
Cash and cash equivalents at beginning of year	8,643,536	5,172,927
Cash and cash equivalents at end of year	$ 30,861,295	$ 8,643,536

Supplemental cash flow information:

	2001	2000
Interest paid	$ 5,904,556	$ 5,842,126
Income taxes paid	1,236,140	1,248,479
Change in net unrealized securities		
gains (losses), net of taxes	336,784	207,836
Reduction of ESOP debt guarantee	501,750	74,462
Real estate acquired by foreclosure	-	32,564
Tax benefit from exercise of stock warrants	-	23,897

See notes to consolidated financial statements.

6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First National Corporation of Wynne (the Company) is a one-bank holding company that owns 100 percent of the outstanding common stock of The First National Bank of Wynne (the Bank). The Company offers banking and financial services to retail and commercial customers principally in Wynne, Arkansas and Cross and contiguous counties.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management generally obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

Securities Held to Maturity

Securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income using the interest method over the period to maturity. The Company has the positive intent and ability to hold such securities to maturity.

Securities Available for Sale

Debt and equity securities classified as available for sale are stated at fair value. Fair values are determined by reference to current market quotations. Unrealized holding gains and losses, net of income tax effects, on these securities are included in other comprehensive income.

Gains and losses on the sale of available for sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans are stated at the amount of unpaid principal, net of unearned interest and an allowance for loan losses. Unearned interest on installment loans is reported as income over the terms of the loans by the sum-of-the-months digits method, which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Direct loan origination costs are deferred and amortized as an adjustment to yield.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of principal or interest is doubtful.

Allowance for Loan Losses

The allowance for loan losses is increased through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Recoveries of amounts previously charged off are credited to the allowance.

The allowance for loan losses is maintained at a level that management considers adequate to absorb possible losses on outstanding loans that may become uncollectible. Factors considered in management's evaluation of the adequacy of the allowance are current and anticipated economic conditions, previous loan loss experience, changes in the nature, volume and composition of the loan portfolio, industry or other concentrations of credit, review and evaluation of specific loans, the level of classified and nonperforming loans, the results of regulatory examinations, the fair value of underlying collateral, and overall quality of the loan portfolio.

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures*. At December 31, 2001 and 2000, the amounts of impaired loans and related disclosures were insignificant.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred. Costs of additions and improvements are capitalized. Gains and losses realized on sale or disposition of assets are included in operations.

Real Estate Acquired by Foreclosure

Real estate acquired by foreclosure proceedings or acceptance of deeds in lieu of foreclosure is carried at the lower of the outstanding loan amount or fair market value based on appraisals. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses.

Income Taxes

The Company and the Bank file consolidated income tax returns. Pursuant to a tax-sharing agreement between them, the Bank pays to the Company the amount of any income tax benefit created by the Company's taxable loss.

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents: The carrying amounts reported in the balance sheet approximate those assets' fair values.

    Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    Loans: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

    Other borrowed funds: The carrying amount of federal funds purchased and securities sold under agreements to repurchase approximate fair value. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of the note payable.

    Off-balance-sheet instruments: The contract amounts of off-balance-sheet lending commitments approximate fair value.

Reclassifications

Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

2. INVESTMENT SECURITIES

The amortized cost and approximate fair values of investment securities follow:

| | Available for Sale | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
U.S. Government agencies and corporations	$ 3,000,000	$ 81,255	$ -	$ 3,081,255
States and political subdivisions	13,775,676	99,354	10,078	13,864,952
Mortgage backed Securities	209,705	2,063	-	211,768
	$16,985,381	$ 182,672	$ 10,078	$ 17,157,975
December 31, 2000				
U.S. Government agencies and corporations	$13,699,173	$ 35,785	$ 83,191	$ 13,651,767
States and political subdivisions	15,287,869	15,245	336,742	14,966,372
Mortgage backed Securities	478,029	1,669	5,571	474,127
	$29,465,071	$ 52,699	$ 425,504	$ 29,092,266

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

The amortized cost and approximate fair values of debt securities at December 31, 2001 by contractual maturity, are as follows. Mortgage-backed and other securities are distributed according to their stated final maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, in whole or in part, with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 2,124,906	$ 2,139,696
Due in one to five years	9,580,662	9,695,457
Due in five to ten years	4,369,101	4,405,009
Due after ten years	910,712	917,813
	$16,985,381	$17,157,975

There were no sales of securities available for sale in 2001 and 2000.

In connection with the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, the Company transferred securities of states and political subdivisions with aggregate carrying value of approximately $1,475,000 from securities held to maturity to securities available for sale at December 31, 2000. The unrealized gain (loss) on the securities transferred was not significant.

Investment securities with aggregate carrying value of approximately $15,192,000 and $28,296,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

---

3. LOANS

A summary of loans by category follows:

	2001	2000
Agricultural	$ 19,237,882	$ 21,401,687
Commercial	33,312,726	26,445,087
Real estate	60,222,981	57,206,892
Lease financing	796,081	558,582
Consumer	12,626,259	15,308,083
Other	96,057	168,104
	126,291,986	121,088,435
Less: Unearned interest and fees	69,039	74,186
Allowance for loan losses	2,164,510	2,037,299
	$124,058,437	$118,976,950

Direct and indirect loans to executive officers and directors and their related interests totaled approximately $10,200,000 and $6,100,000 at December 31, 2001 and 2000, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated borrowers and do not involve more than normal risk of collectibility.

The Company evaluates the credit risk of each customer on an individual basis and when deemed appropriate, collateral is obtained. Collateral varies by individual loan customer, but may include accounts receivable, inventory, real estate, equipment, deposits, agricultural crops and livestock, personal guarantees and general security agreements. Access to collateral is dependent upon the type of collateral obtained. On a regular basis, the Company monitors its collateral position relative to the loan balance outstanding and takes the appropriate action, as necessary.

The Company primarily grants commercial, agribusiness, residential and consumer loans to customers within its defined market area, Wynne, Arkansas and Cross and contiguous counties, all of which are affected by the general economic conditions of the area. Although the Company reviews the diversification of the loan portfolio on a regular basis to avoid concentrations of credit risk, the overall quality of the loan portfolio and the borrowers' ability to repay the loans are, to some extent, affected by the health of the local economy taken as a whole. As of December 31, 2001 and 2000, the Company had a significant concentration of loans to customers in the agricultural sector.

Continued

Changes in the allowance for loan losses were as follows:

	2001	2000
Balance at beginning of year	$ 2,037,299	$ 2,018,565
Provision for loan losses	120,000	120,000
Loans charged-off	(41,617)	(123,123)
Recoveries	48,828	21,857
Balance at end of year	$ 2,164,510	$ 2,037,299

Loans on which the accrual of interest has been discontinued approximated $111,000 and $69,000 at December 31, 2001 and 2000, respectively. Interest income that would have been earned if nonaccrual loans had performed in accordance with their original terms was not significant for 2001 and 2000. Loans past due 90 days or more and still accruing interest totaled approximately $42,000 and $123,000, at December 31, 2001 and 2000, respectively. There were no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

4. PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

	2001	2000
Land	$ 283,524	$ 283,524
Buildings and leasehold improvements	2,625,702	2,623,202
Equipment, furniture and fixtures	2,022,578	1,812,773
	4,931,804	4,719,499
Less accumulated depreciation and amortization	3,011,355	2,743,541
	$ 1,920,449	$ 1,975,958

5. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors an employee stock ownership plan (ESOP) for the benefit of all employees meeting certain minimum age and length of service requirements. Contributions are discretionary and are determined annually by the Board of Directors. The Company contributed $123,485 to the ESOP in 2001 and in 2000.

The ESOP was indebted to another financial institution at December 31, 2000 in the amount of $501,750. The loan was repaid in 2001 with proceeds of a loan from the Bank. The loan is payable in quarterly installments of $30,871, including interest, through January 1, 2006. The loan is secured by common stock of the Company owned by the ESOP, and repayment of the loan has been guaranteed by the Company. The ESOP loan will be repaid by Bank contributions to the ESOP and by dividends paid on the common stock.

For financial statement purposes, the ESOP obligation at December 31, 2000 has been reflected as a liability of the Company and the debt guarantee is reported as a reduction of stockholders' equity. At December 31, 2001, indebtedness of the ESOP to the Bank in the amount of $416,791 has been shown as a deduction from stockholders' equity in the consolidated balance sheet. As principal payments on the loan are made, stockholders' equity is increased by such payments. At December 31, 2001, the ESOP owned approximately 10% of the Company's common stock.

6. RETIREMENT PLAN

The Company sponsors a qualified 401(k) profit sharing plan that allows eligible employees to defer a portion of their salaries. The plan provides for the Company to make annual discretionary contributions to the plan. The Company contributed $5,000 to the plan in 2001 and in 2000.

7. INCOME TAXES

Income tax expense consists of the following:

	2001	2000
Current		
Federal	$ 1,093,179	$ 1,159,586
State	179,674	125,198
	1,272,853	1,284,784
Deferred		
Federal	(29,331)	(87,589)
State	(6,004)	(16,745)
	(35,335)	(104,334)
	$ 1,237,517	$ 1,180,450

The reasons for the difference between income taxes on income before income taxes and the amount computed by applying the statutory federal income tax rate of 34% relate to tax exempt interest income, state income taxes and certain nondeductible expenses.

Continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

The components of the net deferred income tax asset in the accompanying consolidated balance sheet consist of:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 675,476	$ 629,576
Intangibles	45,408	55,314
Depreciation and amortization	32,636	24,802
Net unrealized securities losses	-	142,598
	753,520	852,290
Deferred tax liability:		
Deferred income	(77,558)	(69,065)
Net unrealized securities gains	(66,017)	-
	(143,575)	(69,065)
Net deferred tax asset	$ 609,945	$ 783,225

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases real property under agreements classified as operating leases. The Company has options to renew the leases for various terms. Rent expense under the leases was $36,363 and $29,100 in 2001 and 2000, respectively.

Future minimum lease payments at December 31, 2001 are as follows:

2002	$ 42,000
2003	42,000
2004	42,000
2005	30,800
2006	25,200
Thereafter	80,600
	$ 262,600

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk, interest rate risk and liquidity risk, which are not recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

Financial instruments whose contract amounts represent credit risk at December 31, 2001 and 2000 are as follows:

	2001	2000
Commitments to extend credit	$ 21,666,000	$ 20,743,000
Letters of credit	2,341,000	1,915,000

For commitments to extend credit and letters of credit, the nature and amount of collateral obtained by the Company varies based on management's credit evaluation of the counterparty. Some of the commitments to extend credit and most of the letters of credit are expected to expire without being drawn upon. Accordingly, the face amounts of these off-balance-sheet instruments do not necessarily represent future cash requirements of the Company.

Other

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company in connection with such claims and lawsuits, it is the opinion of management that the ultimate disposition of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

Continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments were as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 30,861,295	$ 30,861,295	$ 8,643,536	$ 8,643,536
Securities available for sale	17,157,975	17,157,975	29,092,266	29,092,266
Loans, net	124,058,437	125,200,000	118,976,950	117,800,000
Financial liabilities:				
Deposits	154,908,490	155,300,000	142,108,233	142,200,000
Securities sold under agreements to repurchase	619,446	619,446	805,422	805,422

The carrying amounts in the preceding table are included in the consolidated balance sheet under the applicable captions.

10. STOCK OPTIONS

In June 1998, the Company issued to the directors of the Company options to purchase a total of 20,000 shares of Company stock at an exercise price of $59 per share. The options are immediately vested and will terminate if not exercised prior to June 2, 2008. No shares were exercised in 2001 and options for 2,500 shares were exercised in 2000. Options for 12,500 shares were exercisable at both December 31, 2001 and 2000.

In September 1998, the Company issued stock options for 2,500 shares to a key employee with an exercise price of $59 per share. The options vest ratably over a period of five years from the grant date and terminate if not exercised prior to September 22, 2008. Options for 1,500 and 1,000 shares were exercisable at December 31, 2001 and 2000, respectively.

The options are subject to the terms and conditions of the Company's Nonqualified Stock Option Plan of 1998 that gives the Company the right to limit the transferability of the options by the participant. The options are also subject to being immediately revoked and terminated if the board service or employment of the participant is terminated for cause as provided in the Plan.

Continued

18

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

The Company has elected not to adopt the recognition provision of SFAS No. 123, *Accounting for Stock-Based Compensation*, which establishes a fair value based method of accounting for stock options and similar instruments. The Company has elected to apply Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its stock compensation plans and, accordingly, has not recognized compensation cost. The pro forma effect of the options granted are not considered material to the Company's results of operations.

11. DIVIDEND REINVESTMENT PLAN

The Company established a Dividend Reinvestment Plan (the Plan) in 1999 which authorizes the issuance of 20,000 shares of common stock to shareholders who choose to reinvest their cash dividends. On a semi-annual basis, shares may be purchased with reinvested dividends without brokerage commissions. There were 2,088 shares and 1,774 shares issued under the Plan in 2001 and 2000, respectively.

12. REGULATORY MATTERS

Dividends

The payment of dividends is determined by the Board of Directors after considering various factors including the amount of dividends the Company receives from the Bank. Banking laws and regulations limit the payment of dividends by the Company without prior regulatory approval.

The amount of dividends that the Bank may pay is limited by applicable laws and regulations. Prior regulatory approval is required if dividends declared exceed net earnings of the current year (as defined) plus retained net earnings for the preceding two years. During the years ended December 31, 2001 and 2000, the Bank paid dividends to the Company of $510,000 and $425,000, respectively.

Continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following tables) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's prompt corrective action category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

First National Corporation of Wynne and Subsidiary
December 31, 2001 and 2000

Actual capital amounts and ratios are as follows (dollars in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 23,005	18.3%	$ 10,075	8.0%	$ N/A	N/A
Bank	22,822	18.1%	10,074	8.0%	12,593	10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	21,424	17.0%	5,038	4.0%	N/A	N/A
Bank	21,241	16.9%	5,037	4.0%	7,556	6.0%
Tier I Capital (to Average Assets):						
Consolidated	21,424	12.3%	6,994	4.0%	N/A	N/A
Bank	21,241	12.2%	6,994	4.0%	8,742	5.0%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	20,647	17.0%	9,714	8.0%	N/A	N/A
Bank	20,633	17.0%	9,712	8.0%	12,140	10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	19,123	15.8%	4,857	4.0%	N/A	N/A
Bank	19,109	15.7%	4,856	4.0%	7,284	6.0%
Tier I Capital (to Average Assets):						
Consolidated	19,123	11.5%	6,649	4.0%	N/A	N/A
Bank	19,109	11.5%	6,648	4.0%	8,310	5.0%

REYNOLDS
BONE &
GRIESBECK PLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATING INFORMATION

The Board of Directors
First National Corporation of Wynne
Wynne, Arkansas

Our report on our audit of the consolidated financial statements of First National Corporation of Wynne and Subsidiary for 2001 appears on page 1. The audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information on pages 23 and 24 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Reynolds Bone & Griesbeck PLC

January 14, 2002

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4568
www.rbgcpa.com

22

CONSOLIDATING BALANCE SHEET

First National Corporation of Wynne and Subsidiary
December 31, 2001

	First National Corporation of Wynne	The First National Bank of Wynne	Eliminations	Consolidated
ASSETS				
Cash and due from banks	$ 367,999	$ 7,402,419	$ (367,999)	$ 7,402,419
Interest-bearing deposits with banks	-	5,108,876	-	5,108,876
Federal funds sold	-	18,350,000	-	18,350,000
Securities available for sale	-	17,157,975	-	17,157,975
Investment in subsidiary	20,931,105	-	(20,931,105)	-
Loans, net	-	124,058,437	-	124,058,437
Premises and equipment, net	-	1,920,449	-	1,920,449
Accrued interest receivable	-	2,151,677	-	2,151,677
Deferred income taxes	-	609,945	-	609,945
Other assets	16,385	1,178,116	-	1,194,501
Total assets	$ 21,315,489	$ 177,937,894	$ (21,299,104)	$ 177,954,279
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits	$ -	$ 155,276,489	$ (367,999)	$ 154,908,490
Securities sold under agreements to repurchase	-	619,446	-	619,446
Accrued interest payable	-	624,595	-	624,595
Other liabilities	201,393	486,259	-	687,652
Total liabilities	201,393	157,006,789	(367,999)	156,840,183
Stockholders' equity				
Common stock	2,685,250	700,000	(700,000)	2,685,250
Surplus	2,079,594	4,200,000	(4,200,000)	2,079,594
Retained earnings	16,659,466	16,341,319	(16,341,319)	16,659,466
Accumulated other comprehensive income (loss)	106,577	106,577	(106,577)	106,577
ESOP debt offset	(416,791)	(416,791)	416,791	(416,791)
Total stockholders' equity	21,114,096	20,931,105	(20,931,105)	21,114,096
Total liabilities and stockholders' equity	$ 21,315,489	$ 177,937,894	$ (21,299,104)	$ 177,954,279

CONSOLIDATING STATEMENT OF INCOME

First National Corporation of Wynne and Subsidiary
Year Ended December 31, 2001

	First National Corporation of Wynne	The First National Bank of Wynne	Eliminations	Consolidated
Interest and dividend income				
Loans, including fees	$ -	$ 11,287,930	$ -	$ 11,287,930
Debt securities	-	1,042,186	-	1,042,186
Interest-bearing deposits with banks	-	123,581	-	123,581
Federal funds sold	-	361,551	-	361,551
Dividends	-	32,908	-	32,908
Total interest and dividend income	-	12,848,156	-	12,848,156
Interest expense	-	5,746,586	-	5,746,586
Net interest income	-	7,101,570	-	7,101,570
Provision for loan losses	-	120,000	-	120,000
Net interest income after provision for loan losses	-	6,981,570	-	6,981,570
Noninterest income				
Service charges on deposit accounts	-	941,177	-	941,177
Trust income	-	43,091	-	43,091
Other charges and fees	-	242,138	-	242,138
Other	-	23,020	-	23,020
Equity in earnings of subsidiary	2,642,166	-	(2,642,166)	-
	2,642,166	1,249,426	(2,642,166)	1,249,426
Noninterest expense				
Salaries	-	2,060,850	-	2,060,850
Employee benefits	-	474,115	-	474,115
Occupancy and equipment, net	-	629,806	-	629,806
Other	42,793	1,170,157	-	1,212,950
	42,793	4,334,928	-	4,377,721
Income before income taxes (credit)	2,599,373	3,896,068	(2,642,166)	3,853,275
Income taxes (credit)	(16,385)	1,253,902	-	1,237,517
Net income	$ 2,615,758	$ 2,642,166	$ (2,642,166)	$ 2,615,758

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wynne, State of Arkansas, on ___April 30___, 2002.

FIRST NATIONAL CORPORATION OF WYNNE

By: _____
      John Ed Gregson,
      President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_____   Date _4-30-02_
John Ed Gregson, President

_____   Date _4/30/02_
Bobby Caldwell, Director

_____   Date _4-30-02_
Danny Clements, Director

_____   Date _4/30/02_
Joseph W. Dugan, Director

_____   Date _4-30-02_
Larry Lawson, Director

_____   Date _4/30/02_
Stephen B. Meyer, Director

_____   Date _4/30/02_
C.B. Moery, Jr., Director

_____   Date _4/30/02_
W.D. Stewart, Jr., Director

PART III - EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
(2)	*Charter and Bylaws of First National Corporation of Wynne
(4)	*Authorization Form for Dividend Reinvestment Plan (included as Appendix II to Offering Circular)
(10)(a)(i)	Consent of Reynolds, Bone & Griesbeck, P.L.C.
(ii)	*Consent of Gerrish & McCreary, P.C., Attorneys, included in Exhibit (11)
(iii)	*Consent of Southard Financial
(11)	*Opinion regarding legality

* Previously filed

EXHIBIT (10)(a)(i)



REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion in the Offering Circular constituting part of this Regulation A Offering Statement on Form 1-A of our report dated January 14, 2002 relating to the consolidated financial statements of First National Corporation of Wynne and Subsidiary, which appears in such Offering Circular. We also consent to the reference to our firm under the heading "Experts" in such Offering Circular.

Memphis, Tennessee
May 8, 2002

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4568
www.rbgcpa.com